UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 28, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                         Progress on share repurchase programme KPN, dated 28 August 2006;

•                                         Appointment Baptiest Coopmans, dated 28 August 2006.

Press release

Progress on share repurchase programme	Date
KPN	28 August 2006

Number
065pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of August 21 through August 25, 2006 2,265,000 of KPN shares were repurchased at an average price of EUR 9.53. Therewith approximately 67.80% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Press release

Appointment	Date
28 August 2006

Number
066pe

Following notification at KPN’s Extraordinary General Meeting of shareholders (EGM) today, it is the intention of the Supervisory Board to appoint Mr J.B.P.(Baptiest) Coopmans as member of the Board of Management of KPN as of September 11th 2006.

On the Board, Baptiest Coopmans will be responsible for the consumer market in the Netherlands. As such, he will help shape the ongoing integration of KPN’s Dutch fixed and mobile activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: August 29, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel